City e-Solutions Limited

2803 Great Eagle Centre, 23 Harbour Road, Wanchai, Hong Kong
Tel: 2922-8228 Fax: 2501-0729

03 JAN 28 AM 7:21

14 January 2003

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A

Your Reference: File No. 82-3667

03003387

SUPPL

Dear Sir,

We are pleased to enclose a copy announcement of 13 January 2003 for your kind attention.

If you have any queries, please contact Mr. Lawrence Yip of our office at (852) 2922-8228.

Yours faithfully,

Lawrence Yip
Executive Director

PROCESSED
FEB 03 2003
THOMSON
FINANCIAL

Enc.

dlw 1/30

File No: 82-3667

ces.

City e-Solutions Limited

(Incorporated in the Cayman Islands with limited liability)

ONGOING CONNECTED TRANSACTIONS

SWAN, an 85% owned subsidiary of the Company, has been engaged by M&CHI to provide the Hotel Consultancy Services to certain properties owned by the M&C Group since the beginning of 2002. Since M&CHI is an associate of M&C and CDL, and M&C and CDL is a substantial shareholder of SWAN and the Company respectively, the provision of the Hotel Consultancy Services constitutes an ongoing connected transaction for the Company under the Listing Rules and is required to be disclosed by way of a press announcement.

This announcement is issued in compliance with the disclosure requirement under Rule 14.25(1) of the Listing Rules. Since the Ongoing Connected Transactions have not been disclosed as soon as they became subject to such rule, it constituted a breach of the Listing Rules. The Stock Exchange reserves the right to take appropriate actions in relation to the breach.

A. BACKGROUND

As disclosed in the circular of the Company dated 17th July, 2000, a corporate reorganisation was carried out in 2000, pursuant to which the Company had transferred all its interests in M&C to CDL. As part of the reorganisation, M&C transferred certain of the property management contracts back to the Company and such management services were initially provided on a fee-free basis. After the expiry of one year, the parties thereto decided to enter into a formal agreement to confirm the fee basis for the provision of such management services.

B. ONGOING CONNECTED TRANSACTIONS

On 16th October, 2002, a formal operating agreement was entered into between SWAN and M&CHI. Under the operating agreement, SWAN had agreed to provide the following services to M&CHI for the properties listed below:

(a) assist M&CHI in preparing its annual business plan and sales and marketing plan for the properties;

(b) review the quarterly financial statements prepared by M&CHI in connection with the properties and make observations and recommendations based upon its review;

(c) provide human resources consultancy services to M&CHI;

(d) provide insurance consultancy services to M&CHI in relation to the properties;

(e) provide procurement services to the properties in accordance with SWAN's national accounts purchasing program; and

(f) provide additional consultancy services to M&CHI on a property-by-property basis.

The Hotel Consultancy Services would be provided to the following properties for an indefinite term, unless terminated by either party giving to the other not less than 60 days' prior written notice, and at the rates described below:

Pine Lake Trout Club ("Pine Lake")	— 2% of Pine Lake's gross revenue based on Pine Lake's monthly profit and loss statement, to be invoiced by SWAN on a monthly basis
Comfort Inn - Vail/Beaver Creek ("Avon")	— 2% of Avon's gross revenue based on Avon's monthly profit and loss statement, to be invoiced by SWAN on a monthly basis
Four Points by Sheraton Buffalo Airport ("Buffalo")	— 2% of Buffalo's gross revenue based on Buffalo's monthly profit and loss statement, to be invoiced by SWAN on a monthly basis
Four Points by Sheraton Sunnyvale ("Sunnyvale")	— 4% of Sunnyvale's gross revenue based on Sunnyvale's monthly profit and loss statement, to be invoiced by SWAN on a monthly basis
Eldorado Hotel ("Eldorado")	— 1.375% of Eldorado's gross revenue based on Eldorado's monthly profit and loss statement, to be invoiced by SWAN on a monthly basis

C. REASONS FOR AND BENEFITS OF THE ONGOING CONNECTED TRANSACTIONS

The Group is principally engaged in the provision of hospitality solutions, hotel management services, reservation services, risk management services, accounting and payroll services and procurement services.

The Directors consider it to be in the interests of the Group to engage in the Ongoing Connected Transactions as these transactions enable the Group to strengthen its core business by enhancing its reputation as a superior multi-property operator through the provision of its hotel consultancy services to this wider range of non-branded and branded properties and, also broaden its income base.

The Directors (including the independent non-executive Directors) are of the view that the Ongoing Connected Transactions have been entered into by the Group (i) in its ordinary and usual course of business; (ii) on normal commercial terms and arm's length basis; and (iii) on terms that are fair and reasonable so far as the shareholders of the Company are concerned.

D. LISTING RULES REQUIREMENTS

M&CHI is a connected person for the Company under the Listing Rules because M&CHI is an associate of M&C and CDL, and M&C and CDL is a substantial shareholder of SWAN and the Company respectively. Accordingly, any transactions (including the Ongoing Connected Transactions) between M&CHI and the Group would constitute connected transactions for the Company under the Listing Rules and may, as appropriate, be subject to the reporting and announcement and, if necessary, shareholders' approval requirements under Chapter 14 of the Listing Rules.

According to the records kept by the Company, the aggregate amount of consultancy fees that has already been incurred by M&CHI up to the end of 2002 amounted to approximately HK$7.51 million. As the total amount receivable by the Group in connection with the provision of the Hotel Consultancy Services for 2002 does not exceed the higher of either (a) HK$10,000,000; or (b) 3% of the book value of the net tangible assets of the Group (which is approximately HK$16.07 million as disclosed in the Company's annual report for the year ended 31st December, 2001), no shareholders' approval is required for the entering into of the Ongoing Connected Transactions. Nevertheless, they are subject to the reporting and announcement requirements as stipulated under Rule 14.25 of the Listing Rules. Based on the business growth and expansion of M&CHI's properties, the Directors expect that the total revenue receivable by the Group in relation to the Ongoing Connected Transactions for the subsequent financial year will not exceed 3% of the consolidated net tangible assets of the Group as disclosed in the Company's latest published accounts.

The Ongoing Connected Transactions were not disclosed as soon as they became subject to such rules because the management of the Company felt that they should only make an announcement after the final fee basis and scope of work were confirmed, as represented by the signing of the operating agreement by M&CHI. Having sought the confirmation from the Stock Exchange, the Directors were informed by the Stock Exchange that the Ongoing Connected Transactions need to be disclosed as soon as services were rendered at the beginning of 2002. This announcement is issued in compliance with Rule 14.25(1) of the Listing Rules.

Since the Ongoing Connected Transactions have not been disclosed as soon as they became subject to such rules, it constituted a breach of the Listing Rules. The Stock Exchange reserves the right to take appropriate actions in relation to the breach.

E. WAIVER APPLICATION

As the Ongoing Connected Transactions will be conducted in the normal course of business and on a regular basis, the Directors consider that it would be impractical to make ongoing disclosure of such transactions on each occasion as it arises. As such, the Company has applied for a waiver from strict compliance with the announcement requirements under Rule 14.25 of the Listing Rules for the Ongoing Connected Transactions on conditions that:

(a) the Ongoing Connected Transactions will continue to be entered into by the Group in the ordinary and usual course of its business, on normal commercial terms and in accordance with the terms of the operating agreement;

(b) the total revenue receivable by the Group in relation to the Ongoing Connected Transactions for each financial year shall not exceed 3% of the consolidated net tangible assets of the Group as disclosed in the Company's latest published accounts;

(c) the independent non-executive Directors shall review the Ongoing Connected Transactions annually and confirm in the Company's annual report and accounts for the year in question that:

  (i) the transactions have been entered into by the Group in the ordinary and usual course of its business;

  (ii) the transactions have been entered into on normal commercial terms or, if there are not sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Company than terms available from independent third parties; and

  (iii) the transactions have been entered into in accordance with the operating agreement;

(d) details of the Ongoing Connected Transactions for each financial year shall be disclosed in the annual report of the Company as set out in Rule 14.25(1)(A) to (D) of the Listing Rules;

(e) the auditors of the Company shall review the Ongoing Connected Transactions annually and provide the Directors with a letter stating that:

  (i) the transactions have been approved by the Directors;

  (ii) the transactions have been entered into in accordance with the terms of the operating agreement; and

  (iii) the total revenue received by the Group in relation to the Ongoing Connected Transactions for the relevant financial year has not exceeded 3% of the consolidated net tangible assets of the Group as disclosed in the Company's latest published accounts; and

(f) M&CHI will undertake to provide the Company's auditors with sufficient access to its respective accounts and records, so as to enable the auditors to assess the Ongoing Connected Transactions and issue the relevant letter.

If the terms of the Ongoing Connected Transactions are altered in the future or the conditions of the waiver as mentioned above are not met, the Company must comply with the provisions of Chapter 14 of the Listing Rules governing connected transactions unless it applies for and obtains a separate waiver from the Stock Exchange.

F. DEFINITIONS

"associate"	has the meaning ascribed thereto in the Listing Rules
"CDL"	City Developments Limited, a company incorporated in Singapore, whose shares are listed on the Singapore Exchange Securities Trading Limited
"CDL Group"	CDL and its subsidiaries
"Company"	City e-Solutions Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Stock Exchange, and owned as to approximately 52.43% by CDL
"Directors"	the directors of the Company
"Group"	the Company and its subsidiaries
"Hotel Consultancy Services"	the property management consultancy services provided by SWAN to M&CHI, the details of which are set out in the section headed "Ongoing Connected Transactions" in this announcement
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"M&C"	Millennium & Copthorne Hotels plc, a company incorporated in England and Wales, whose shares are listed on the London Stock Exchange Limited
"M&C Group"	M&C and its subsidiaries
"M&CHI"	M&C Hotel Interests Inc., a company incorporated in the State of Delaware, United States, whose issued share capital is indirectly held as to 100% by M&C
"Ongoing Connected Transactions"	provision of the Hotel Consultancy Services
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"SWAN"	SWAN Inc., a company incorporated in the State of Colorado, United States, whose issued share capital is indirectly held as to 85% by the Company and 15% by M&C
"United States"	the United States of America

By Order of the Board of
City e-Solutions Limited
Kwek Leng Beng
Chairman